Highly Confidential

STRICTLY CONFIDENTIAL

VIA EMAIL

February 20, 2025
Members of the Special Committee of the Board of Directors
23andMe Holding Co.
349 Oyster Point Boulevard
South San Francisco, California 94080

Dear Members of the Special Committee:
Anne Wojcicki (“Ms. Wojcicki”) and New Mountain Capital L.L.C. (“New Mountain”) are pleased to submit this proposal for the acquisition of all of the outstanding shares of capital stock of 23andMe Holding Co., a Delaware corporation (the “Company”), not owned by Ms. Wojcicki and her affiliates (or any other stockholders we invite to “roll over” their current equity ownership) for cash consideration of $2.53 per share (our “Proposal”; the transactions contemplated by our Proposal, the “Potential Transaction”).
We believe that our Proposal provides compelling value and immediate liquidity to the Company’s public stockholders. Our Proposal represents an equity value of approximately $74.7 million, as referenced in Appendix A, relative to total Adjusted EBITDA of ($176) million as of FY2024 and ($59) million for the last 9 months ended December 2024 (YTD Q3 FY2025).
As part of our Proposal, Ms. Wojcicki and New Mountain would be willing to provide secured debt financing to the Company to finance the operations of the Company and its subsidiaries through the closing of the Potential Transaction, as necessary.
We have completed a significant amount of due diligence and if our Proposal is accepted (and assuming appropriate access for New Mountain to the Company’s management team and financial information, as well as full engagement by the Company and its advisors with New Mountain), would work to complete our remaining due diligence and execute a definitive transaction agreement as soon as reasonably practicable following receipt of the requested data and access.
Our Proposal is subject to completion of due diligence by New Mountain and its advisors as well as negotiation and execution of mutually agreeable definitive documentation for the Potential Transaction, and no legal obligation with respect to our Proposal or any other transaction shall arise unless and until we have executed such definitive transaction agreements with the Company. The closing of the transaction will not be subject to any financing contingency, but will be subject to the satisfaction of customary conditions, including:

◾	the receipt of all material governmental consents and approvals that are required to be obtained in connection with the transaction;
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the absence of any material adverse change in the business, assets, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its subsidiaries, taken as a whole;

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(i) execution by all parties of final settlement agreements relating to the federal, state, and arbitration actions relating to the Company’s 2023 data breach (the “Data Breach”), each in form and substance reasonably satisfactory to New Mountain (the “Settlement Agreements”), (ii) all conditions and court approvals contemplated by the Settlement Agreements having been met (or remaining reasonably capable of being met), (iii) none of the Settlement Agreements having been terminated or subject to any court order declining to approve or enforce the terms thereof and (iv) no additional material litigations, claims, complaints, or arbitrations relating to the Data Breach having been initiated, pending or threatened in writing since signing of the definitive transaction agreement; and

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no governmental authority, agency or similar body shall have brought or commenced any claim, action, litigation, enforcement action or similar action, or provided written notice to the Company or any of its subsidiaries of an intent to bring any of the foregoing, that imposes, or threatens to impose, injunctive relief on the Company or any of its subsidiaries as a result of the Data Breach or otherwise in respect of the handling and use of data.

Ms. Wojcicki expects to make appropriate amendments to her Schedule 13D filed with respect to the Company, as required under applicable securities laws, disclosing our Proposal. Furthermore, as previously stated to the Special Committee of the Board of Directors of the Company (the “Special Committee”), Ms. Wojcicki will only engage in a Potential Transaction or any other corporate acts related to a Potential Transaction if the Special Committee is empowered to consider (including the ability to reject) any such proposal by Ms. Wojcicki with the assistance of its own legal and financial advisors, and the Special Committee approves such proposal. Furthermore, Ms. Wojcicki will only engage in a Potential Transaction (and any other corporate acts related to a Potential Transaction) if, in addition to any other vote required, such transaction is subject to a non-waivable condition requiring approval of a majority of the shares of common stock of the Company not owned by Ms. Wojcicki, any other stockholders who are invited to roll over their shares, or any of their respective affiliates, and such approval is in fact obtained prior to the consummation of such transaction.
Ms. Wojcicki has engaged Skadden, Arps, Slate, Meagher & Flom LLP and TD Cowen to advise her on the Potential Transaction. New Mountain has engaged Ropes & Gray LLP and J.P. Morgan Securities LLC to advise it on the Potential Transaction.
We believe the best course of action is for the Company to go private, which will enable it to focus on executing long-term value creation initiatives. We believe that our Proposal provides significant value to the Company and its stockholders and that moving forward with our Proposal is in the best interests of the Company and its customers, employees, and unaffiliated stockholders.
We and our advisors look forward to working with the Special Committee of the Board of Directors to execute definitive transaction agreements in the timeframe outlined in our Proposal. We are available at your convenience to discuss any aspects of our Proposal.
[Signature Page Follows.]

Sincerely,

/s/ Anne Wojcicki
Anne Wojcicki

New Mountain Capital L.L.C.

By:	/s/ Matthew S. Holt
Name:	Matthew S. Holt
Title:	Managing Director & President, Private Equity

Appendix A: Capitalization and Sources & Uses Summary

Sources of Funds
Anne Wojcicki Rollover Equity	$13.0 million
New Capital	$61.7 million
Total Sources	$74.7 million

Uses of Funds
Equity Purchase Price	$74.7 million
Total Uses	$74.7 million